UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30238 / October 23, 2012

_____

In the Matter of   :
                                                               :
PowerShares Exchange-Traded Fund Trust   :
PowerShares Exchange-Traded Fund Trust II   :
PowerShares Actively Managed Exchange-Traded   :
        Fund Trust   :
Invesco PowerShares Capital Management LLC   :
                                                               :
301 West Roosevelt Road   :
Wheaton, Illinois 60187   :
                                                               :
(812-13820)   :
                                                               :
_____:

ORDER UNDER SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF
1940 GRANTING AN EXEMPTION FROM SECTIONS 12(d)(1)(A), (B), AND (C) OF
THE ACT AND UNDER SECTIONS 6(c) AND 17(b) OF THE ACT GRANTING AN
EXEMPTION FROM SECTION 17(a) OF THE ACT

PowerShares Exchange-Traded Fund Trust, PowerShares Exchange-Traded Fund Trust II,
PowerShares Actively Managed Exchange-Traded Fund Trust, and Invesco PowerShares
Capital Management LLC filed an application on September 3, 2010, and amendments to
the application on December 22, 2010, October 13, 2011, April 23, 2012, September 5,
2012, and September 20, 2012, requesting an order under section 12(d)(1)(J) of the
Investment Company Act of 1940 (the "Act") granting an exemption from sections
12(d)(1)(A), (B), and (C) of the Act and under sections 6(c) and 17(b) of the Act granting
an exemption from sections 17(a) of the Act. The order would permit certain registered
open-end management investment companies that operate as "funds of funds" to acquire
shares of certain registered open-end and closed-end management investment companies
and unit investment trusts that are within and outside the same group of investment
companies as the acquiring investment companies.

On September 26, 2012, a notice of the filing of the application was issued (Investment
Company Act Release No. 30222). The notice gave interested persons an opportunity to
request a hearing and stated that an order granting the application would be issued unless a
hearing was ordered. No request for a hearing has been filed, and the Commission has not
ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in and consistent with the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions are reasonable and fair and do not involve overreaching, and the proposed transactions are consistent with the policies of each registered investment company concerned and with the general purposes of the Act.

Accordingly,

IT IS ORDERED, that the relief requested under section 12(d)(1)(J) of the Act from sections 12(d)(1)(A), (B), and (C) of the Act and under sections 6(c) and 17(b) of the Act from sections 17(a) of the Act by PowerShares Exchange-Traded Fund Trust, PowerShares Exchange-Traded Fund Trust II, PowerShares Actively Managed Exchange-Traded Fund Trust, and Invesco PowerShares Capital Management LLC (File No. 812-13820) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary